SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AnorMED Inc.
200 – 20353 64th Ave	TEL (604) 530-1057
Langley, British Columbia	FAX (604) 530-0976
Canada V2Y 1N5	www.anormed.com

NEWS RELEASE
ANORMED REJECTS UNSOLICITED APPROACH FROM GENZYME
Considers Genzyme Proposal Undervalued

For Immediate Release:	August 30, 2006
Vancouver, British Columbia — AnorMED Inc. (“AnorMED” or the “Company”) (AMEX:AOM; TSX:AOM) today announced that its Board of Directors has unanimously rejected an unsolicited approach from Genzyme Corporation (“Genzyme”), to purchase all of the issued and outstanding common shares of AnorMED for U.S. $8.55 per share in cash.
A special advisory committee of the Board of AnorMED has been established to review, consider and evaluate strategic alternatives available to the Company. The Strategic Initiatives Committee is chaired by Dr. Joseph Dougherty and includes Mr. Kenneth Galbraith, Dr. William Hunter and Dr. Felix Baker. In consultation with its financial and legal advisors, the Strategic Initiatives Committee thoroughly reviewed, considered and evaluated the Genzyme approach in the context of the current strategic direction of the Company and its existing business plan, as well as other strategic alternatives available to the Company.
Following a thorough review by the Strategic Initiatives Committee, the Board indicated its willingness to negotiate with Genzyme by presenting a counter proposal that the Company believes truly reflects both the Company’s stand-alone prospects and the potential strategic value of the Company to Genzyme. Genzyme has indicated its intention to forego further discussions and make an offer directly to shareholders that the Company believes will not reflect the full value of the Company.
Dr. Joe Dougherty, Chairman of the Strategic Initiatives Committee said, “Members of the Board are unanimous in believing that the Genzyme approach fails to recognize the Company’s ability to create value for shareholders by achieving clinical and commercialization milestones for its lead product MOZOBIL in stem cell transplants and as a chemosensitizer, and its second clinical stage product, AMD070 for the treatment of HIV.”
“Based on the recommendations of the Strategic Initiatives Committee, the Board of Directors of AnorMED is committed to considering all proposals that provide shareholders with appropriate consideration for the likely increase in value from the achievement of its business milestones,” said Kenneth Galbraith, Chairman of the Board and Interim Chief Executive Officer of AnorMED.
AnorMED is committed to pursuing all reasonable avenues to achieve and maximize shareholder value either as an independent entity or as part of a larger company that recognizes the value of the Company. AnorMED has retained Goldman, Sachs & Co. as its exclusive financial advisor to assist the Strategic Initiatives Committee and the Board in evaluating the proposal from Genzyme and any other proposals that may be made, and to develop other strategic or financial alternatives for maximizing shareholder value in the context of the current strategic direction of the Company and its existing business plan.
The Strategic Initiatives Committee has also recommended that the Board of Directors of AnorMED adopt and implement a Shareholders’ Rights Plan. The purpose of a Rights Plan is to ensure that the Company has sufficient time to properly develop and pursue all alternatives to maximize the value for AnorMED’s shareholders. The Rights Plan will be subject to the approval of the Toronto Stock Exchange.
If and when a formal offer is received from Genzyme, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’

Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commission in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.
Upcoming product announcements
AnorMED expects to release by the second quarter of 2007, top-line data from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation. Based on successful results of these studies, the Company plans to file a new drug application (NDA) for marketing approval with the United States Food and Drug Administration by the fourth quarter of 2007 and with Canadian and European regulators in 2008. Additional data relating to MOZOBIL is expected to be presented at the American Society of Hematology (“ASH”) meeting scheduled to be held in Orlando, Florida from December 9 to 13, 2006.
In the next few months, the Company also expects to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients. In February 2007, the Company expects to present updated clinical data on the development of AMD070 in HIV patients at the Conference on Retoviruses and Opportunistic Infections (“CROI”) scheduled to be held in Los Angeles, California.
About AnorMED Inc.
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.
FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: the Company potentially entering into a transaction designed to enhance shareholder value (a “potential transaction”); the Company’s commercialization plans for its lead product, MOZOBIL; the potential increase in shareholder value expected if the Company achieves its clinical and commercialization milestones for MOZOBIL and its secondary clinical stage product, AMD070; the Company’s expectation that other offers to acquire all of the issued and outstanding common shares of the Company may occur; the Company’s expected release of top-line data and successful results from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation; the Company’s plans to file a new drug application (“NDA”) for marketing approval with the U.S. FDA by the fourth quarter of 2007 and with Canadian and European regulators in 2008; the Company’s expectation that in the next few months it will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; the Company’s expectation that it will present updated clinical data on the development of AMD070 in HIV patients at the CROI to be held in Los Angeles, California in February 2007; and the Company’s expectation that it will present additional data relating to MOZOBIL at the ASH to be held in Orlando, Florida from December 9 to 13, 2006.
With respect to the forward-looking statements contained in this news release, the Company has made numerous assumptions regarding, among other things: the Company’s ability to enter into a potential transaction on commercially acceptable financial terms, or at all; the Company’s ability to commercialize MOZOBIL; the Company’s ability to achieve its clinical and commercialization milestones for MOZOBIL and its secondary clinical stage product, AMD070, and the resulting increase in shareholder value; the Company’s ability to release top-line data from its two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation; the Company’s ability to file a NDA for marketing approval with the U.S. FDA by the fourth quarter of 2007 and with Canadian and European regulators in 2008; the Company’s ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients in 2007; the Company’s ability to present updated data on the development of AMD070 in HIV patients in February 2007; and the Company’s ability to present additional data relating to MOZOBIL in December 2006. The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: the Company may not be able to enter into a potential transaction on commercially acceptable financial terms, or at all; the consummation of a potential transaction might not lead to increased shareholder value; the Company may not receive other offers to acquire all of its issued and outstanding common shares; the Company may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in the Company’s targeted indications; the Company may not be able to establish marketing and sales capabilities for MOZOBIL; the costs of launching MOZOBIL in stem cell transplant indications and any future products in the Company’s targeted indications may be greater than anticipated; the Company may not be able to achieve its clinical and commercialization milestones for its second clinical stage product, AMD070; the Company may not be able to present updated data on the development of AMD070 in HIV patients in February 2007; the Company may not be able to present additional data relating to MOZOBIL in December 2006; the Company relies on third parties for the continued supply and manufacture of MOZOBIL; the Company may face unknown risks related to intellectual property matters; and the Company may face competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
For further information:
Kenneth Galbraith
Chairman and Interim CEO, Tel: 604-889-5320
Media Contact
Shafiq Jamal
James Hoggan & Associates
Tel: 604-739-7500
Email: sjamal@hoggan.com